UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

Year Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Audit Committee of United Rentals, Inc.

We have audited the accompanying statements of assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 19, 2008

United Rentals, Inc. 401(k) Investment Plan

Statements of Assets Available for Benefits

	December 31
	2007	2006
Assets:
Cash	$13,144	$694
Investments, at fair value:
United Rentals, Inc. Common Stock	3,171,087	5,782,540
T. Rowe Price Equity Index Trust	19,489,136	19,549,195
T. Rowe Price Tradelink Investments	161,794	148,089
Mutual Funds:
Dodge & Cox International Stock Fund	11,735,937	—
T. Rowe Price Spectrum Bond Income Fund	9,610,613	10,039,418
T. Rowe Price Balanced Fund	7,566,758	7,081,419
T. Rowe Price Blue Chip Growth Fund	14,483,392	15,348,510
T. Rowe Price Growth and Income Fund	—	6,549,690
T. Rowe Price International Stock Fund	—	10,775,382
T. Rowe Price New Horizons Fund	15,795,315	16,820,277
T. Rowe Price Prime Reserve Fund	21,331,409	22,334,239
T. Rowe Price Retirement Income Fund	563,762	430,876
T. Rowe Price Retirement 2005 Fund	434,079	340,846
T. Rowe Price Retirement 2010 Fund	2,645,505	2,327,072
T. Rowe Price Retirement 2015 Fund	2,582,498	1,855,877
T. Rowe Price Retirement 2020 Fund	6,610,129	6,000,721
T. Rowe Price Retirement 2025 Fund	4,849,948	3,868,757
T. Rowe Price Retirement 2030 Fund	9,942,035	7,604,834
T. Rowe Price Retirement 2035 Fund	4,986,658	3,315,703
T. Rowe Price Retirement 2040 Fund	6,667,647	4,491,187
T. Rowe Price Retirement 2045 Fund	1,453,064	681,796
T. Rowe Price Retirement 2050 Fund	76,337	—
T. Rowe Price Retirement 2055 Fund	36,943	—
T. Rowe Price Value Fund	21,337,215	17,181,047
T. Rowe Price Small Cap Value	1,439,466	1,116,182

Total mutual funds	144,148,710	138,163,833

Participant loans	8,966,379	8,188,682
Company contributions receivable	157,452	173,437
Participants contributions receivable	558,018	595,513

Assets available for benefits	$176,665,720	$172,601,983

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Contributions:
Participants	$23,817,490	$23,393,279
Company	6,835,431	7,470,396
Rollovers	1,625,267	2,674,096

Investment income:
Interest and dividend income	8,516,889	5,587,303
Net realized and unrealized appreciation in fair value of investments	902,867	12,098,772

	41,697,944	51,223,846

Deductions
Benefits paid directly to participants	(21,368,760)	(15,271,128)
Assets transferred from plan	(16,124,377)	—
Administrative fees	(141,070)	(165,428)

Net increase	4,063,737	35,787,290

Assets available for benefits, beginning of year	172,601,983	136,814,693

Assets available for benefits, end of year	$176,665,720	$172,601,983

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $15,500 and $15,000 per annum in 2007 and 2006 respectively, (plus catch-up contributions for participants age 50 and over of $5,000 in 2007 and 2006), subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan, which amount is determined annually. During the years ended December 31, 2007 and 2006, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $2,000. Participants become eligible for Company matches following three months of employment.

Participant Accounts

Each participant account is credited with the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses charged to the participant’s account.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $412,445 for 2007 and $216,366 for 2006, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

In February 2007, the Company sold its traffic control business to HTS Acquisition, Inc (“HTS”). HTS established a 401(k) plan for the traffic control employees and during 2007, assets of approximately $16.1 million, including investments of approximately $15.2 million and loans of approximately $0.9 million, were transferred out of the Plan to the plan established by HTS.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Tradelink Investments is a participant directed investment account that is comprised of stocks and mutual funds. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

4. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2007	2006
Dodge & Cox International Stock Fund	$(702,690)	$—
T. Rowe Price Spectrum Bond Income Fund	26,696	318,600
T. Rowe Price Balanced Fund	(218,335)	465,323
T. Rowe Price Blue Chip Growth	1,819,107	1,294,163
T. Rowe Price Growth and Income Fund	323,079	410,550
T. Rowe Price International Stock Fund	944,324	1,176,876
T. Rowe Price New Horizons Fund	(631,996)	253,467
T. Rowe Price Retirement Income Fund	4,891	15,938
T. Rowe Price Retirement 2005 Fund	5,063	16,043
T. Rowe Price Retirement 2010 Fund	39,446	135,216
T. Rowe Price Retirement 2015 Fund	30,970	113,910
T. Rowe Price Retirement 2020 Fund	138,647	441,330
T. Rowe Price Retirement 2025 Fund	99,412	258,067
T. Rowe Price Retirement 2030 Fund	180,107	635,510
T. Rowe Price Retirement 2035 Fund	64,722	258,211
T. Rowe Price Retirement 2040 Fund	72,351	373,057
T. Rowe Price Retirement 2045 Fund	4,870	47,139
T. Rowe Price Retirement 2050 Fund	(80)	—
T. Rowe Price Retirement 2055 Fund	(1,129)	—
T. Rowe Price Science & Technology Fund	—	231,187
T. Rowe Price Value Fund	(1,339,888)	2,238,821
T. Rowe Price Small Cap Value Fund	(198,310)	14,705
T. Rowe Price Tradelink Investments	(463)	(36,762)
T. Rowe Price Equity Index Trust	1,101,651	2,619,247
United Rentals, Inc. Common Stock	(859,578)	818,174

	$902,867	$12,098,772

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the Securities and Exchange Commission (the “SEC”) that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s consolidated financial statements included in its annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry and related matters are discussed in further detail in Note 5 to the Company’s consolidated financial statements included in its report on Form 10-Q for the quarterly period ended March 31, 2008 (the “March 31, 2008 Form 10-Q”). On June 3, 2008, the Company announced that in connection with the SEC’s inquiry, it expects to record a charge in the second quarter of 2008 in the amount of $14 million, which represents the Company’s current best estimate for the liability associated with the inquiry. However, the inquiry is ongoing and the ultimate outcome is still uncertain. The Company is continuing to cooperate fully with the SEC. The U.S. Attorney’s office for the District of Connecticut has also requested information from the Company informally and by subpoena about matters related to the SEC inquiry. The Company is also cooperating fully with this office.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company, which have since been consolidated. On March 10, 2008, the Company announced that it had entered into a memorandum of understanding with lead plaintiff’s counsel to settle this action for a cash payment of $27.5 million. The settlement is contingent upon the prior satisfaction of a number of conditions, including the Company and its insurance carriers finalizing agreements on the portion of the settlement to be funded by the carriers, as well as the amounts that the carriers will reimburse the Company for defense costs concerning the shareholder actions and related inquiries and matters that have previously been expensed by the Company. In addition, a number of alleged shareholders commenced actions by which they purported to sue derivatively on behalf of the Company. The class actions and derivative actions are discussed in further detail in Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q. On April 25, 2008, plaintiff in one of the purported derivative actions filed a notice to voluntarily dismiss her action, without prejudice, on the consent of defendants, because she sold her Company securities and, therefore, would not likely have standing to pursue derivative claims on the Company’s behalf. On May 6, 2008, the Court entered an order dismissing this action and approving plaintiff’s notice of dismissal.

On May 29, 2008, the Company received a letter from counsel for an alleged shareholder, alleging, among other things, that its board of directors and certain of its former officers engaged in mismanagement from 1998 to the date of the letter, and that the board has refused to take

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies (continued)

action against those former officers allegedly responsible for the Company’s agreement to pay all or some portion of the $27.5 million class action settlement. The letter demands that the Company commence legal proceedings against any current or former director or officer who allegedly breached his fiduciary duties to the Company and who violated the Sarbanes-Oxley Act and Section 14(a) of the Exchange Act, and against a former officer of one of its equipment suppliers who allegedly facilitated certain transactions identified by the Special Committee as involving irregularities. The letter also demands that the Company commence an independent investigation into the Board’s agreement to enter into the memorandum of understanding.

Following the Company’s November 14, 2007 announcement that affiliates of Cerberus had notified the Company that they were not prepared to proceed with the purchase of the Company on the terms set forth in the merger agreement, three putative class action lawsuits were filed against the Company, which have since been consolidated, alleging, among other things, that the named plaintiff and members of the purported class suffered damages when they purchased or otherwise acquired securities issued by the Company, as a result of false and misleading statements and/or material omissions attributed to the Company relating to the contemplated merger with affiliates of Cerberus. These matters are discussed in further detail in Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q. On May 16, 2008, the Company and the other defendants filed motions to dismiss the consolidated amended complaint in this action.

Reference should be made to Note 5 to the Company’s condensed consolidated financial statements included in the March 31, 2008 Form 10-Q for the most recent summary of the status of these matters.

At December 31, 2007 and December 31, 2006, the Plan had $3.2 million or 1.8%, and $5.8 million or 3.4%, respectively, of its total assets invested in the United Rentals, Inc. Common Stock.

On June 17, 2008, the Company commenced a tender offer to purchase up to 27.16 million of its common shares through a modified “Dutch Auction” tender offer, at a price per share of not less than $22 and not greater than $25. Details of the offer, which will remain open not less than 20 business days, are contained in an Offer to Purchase, dated June 17, 2008 and a related Letter of Transmittal, which are available from the Company upon request or at www.sec.gov.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2007
Dodge & Cox *	International Stock Fund	255,018	$11,735,937
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	787,110	9,610,613
	Balanced Fund	367,318	7,566,758
	Blue Chip Growth Fund	360,015	14,483,392
	New Horizons Fund	517,709	15,795,315
	Prime Reserve Fund	21,331,409	21,331,409
	Retirement Income Fund	42,388	563,762
	Retirement 2005 Fund	36,818	434,079
	Retirement 2010 Fund	163,202	2,645,505
	Retirement 2015 Fund	204,150	2,582,498
	Retirement 2020 Fund	372,612	6,610,129
	Retirement 2025 Fund	367,978	4,849,948
	Retirement 2030 Fund	521,892	9,942,035
	Retirement 2035 Fund	369,109	4,986,658
	Retirement 2040 Fund	347,273	6,667,647
	Retirement 2045 Fund	114,145	1,453,064
	Retirement 2050 Fund	7,284	76,337
	Retirement 2055 Fund	3,525	36,943
	Value Fund	824,786	21,337,215
	Small-Cap Value Fund	40,074	1,439,466
	Equity Index Trust	446,487	19,489,136
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 12-13)		161,794
United Rentals, Inc.*	United Rentals, Inc. Common Stock	172,717	3,171,087

			166,970,727

Participant loans*	Interest rates range from 5.50% to 10.50%; maturities ranging from 4 months to 30 years		8,966,379

			$175,937,106

*	Indicates party-in-interest to the Plan.

Note: The “Cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2007
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Alcatel Lucent Sponsored ADR	19	$139
	Amalot Holding, Inc.	10	—
	American Unity Investments, Inc.	4	—
	America’s Learning Centers, Inc.	400	—
	Banro Corp.	1	12
	Biovail Corp.	60	808
	Buffalo Gold Ltd.	6	3
	Cyop Systems Intl	10	—
	China Direct Trading Corp	10	—
	Consortium Service Management Group, Inc.	25	22
	Curagen Corp.	100	92
	Cytrx Corp.	330	937
	Dell, Inc	150	3,676
	Dragon International Group	800	92
	ESS Technology Inc.	100	129
	8x8, Inc.	2,000	1,780
	First Pet Life, Inc.	5	—
	Galton Biometrics, Inc.	1,000	—
	Gen-ID Lab Services	10	—
	General Electric Company	100	3,707
	Global 1 Investment Holdings Corp.	2,100	2
	Harris Stratex Networks, Inc	25	418
	Home Depot, Inc.	35	943
	Jordan Kane Floor Coverings, Inc.	5	—
	Lockheed Martin Corp.	8	842
	LSI Corp.	4	21
	M Wise, Inc	50	5
	Mirant Corp	1,080	—
	Nutralogix Laboratories, Inc.	136	—
	Penn West Energy Trust	110	2,859
	Pfizer, Inc.	60	1,364
	Poseidis, Inc.	3	—

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets Held for Investment

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2007
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Provident Energy Trust	50	$501
	Realty Income Corp.	200	5,404
	Roboserver Systems Corp.	1	—
	Saba Software Inc.	100	514
	Shandong Zhouyuan Seed and Nursery Co.	218	14
	Sirius Satellite Radio Inc.	3,300	9,999
	Sulja Brothers Building Supplies Ltd.	6,005	6
	Sun Microsystems, Inc.	12	218
	Suntron Corp.	10	11
	Think Partnership, Inc.	30	45
	Three Five Systems, Inc.	10	—
	Tuesday Morning Corp.	200	1,014
	21st Centuries Technologies, Inc.	4	—
	US Bancorp	204	6,463
	Veriphone Holdings, Inc.	50	1,163
	Xechem Intl., Inc.	500	1
	YTB Int’l, Inc. Class A	27	29
	YTB Int’l, Inc. Class B	54	—

	Mutual Funds:
	Oakmark Global Fund	907	21,850

	T. Rowe Price Emerging Europe & Mediterranean Fund	89	3,326
	T. Rowe Price Financial Services Fund	105	1,795
	T. Rowe Price Health Sciences Fund	103	2,931
	T. Rowe Price Media & Telecommunications Fund	61	2,936
	Vanguard Windsor II Fund	363	11,354
	Vanguard Index Trust Total Stock Market Index Fund	1,827	64,586
	Prime Reserve	9,783	9,783

			$161,794

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 19, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm